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                  Exhibit 4(a)(2) - Equity Transfer Agreement

                        (Translation of Chinese document)






                     Jilin Chemical Industry Company Limited



                                       and



                           Allied Petrochemicals Inc.







                             Dated: August 30, 2002







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         Equity Transfer Agreement between Jilin Chemical Industry Company
Limited and Allied Petrochemicals Inc. ("Agreement")



Transferee [] [] [] [] [] [] [] [] [] [] [] [] []

English Name [] Jilin Chemical Industrial Company Limited

Address [] No. 9 Long Tan Road, Long Tan District, Jilin City, Jilin Province, China.

Legal Representative [] YU Li

Title[]Chairman

Nationality [] China

Transferor [] [] [] [] [] [] [] [] [] [] [] [] []

English Name [] Allied Petrochemicals Inc.

Legal Address [] Craigmuir Chambers, Road Town, Tortola, British Virgin Islands

Legal Representative [] KUANG Zhi-cheng

Title [] President

Nationality [] Hong Kong, China

Whereas [ ]

         1. The Transferor is a limited company incorporated in British Virgin Islands and, as the foreign part to the joint venture, holds a 35% equity interest ("Transferred Interest") in Jilian (Jilin) Petrochemicals Limited ("Jilian Company"), and has full authority to dispose of its equity interest, which can be legally transferred. The Transferor is a wholly-owned subsidiary of Hong Kong Millennium Group Limited.





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         2. The Transferee is a joint stock limited company with legal person status, duly incorporated and validly existing under the laws of China and, as the Chinese party to the joint venture, holds 65% equity interest in Jilian Company. The Transferee has full legal rights to transfer such equity interest.

         3. Jilian Company is a Sino-foreign equity joint venture established under the Law of the People's Republic of China on Sino-foreign Equity Joint Venture.

         4. After friendly negotiation, the Transferor agrees to transfer, the Transferee agrees to accept, the 35% equity interest in Jilian Company held by the Transferor.

Therefore, according to the Company Law of the People's Republic of China, the Law of the People's Republic of China on Sino-foreign Equity Joint Venture, and other relevant laws and regulations, and in the interest of mutual benefit, the parties, with regard to such transfer of equity interest, after friendly negotiation, agree as follows[]

Article 1         Equity Transfer

1.1 The Transferor agrees to transfer, subject to the terms and conditions hereunder, its 35% equity interest in Jilian Company to the Transferee, and the Transferee agrees to such transfer subject to the terms and conditions hereunder.

1.2 Upon completion of the equity transfer, the Transferor shall not hold any equity interest in Jilian Company, and the Transferee shall hold 100% equity interest in Jilian Company.

1.3 Upon completion of the equity transfer, the Joint Venture Contract for Jilian (Jilin) Petrochemicals Limited entered into on April 14, 1994 by the parties shall be automatically terminated, and the Transferor's rights, liabilities or obligations thereunder or in connection with Jilian Company shall be completely terminated.

Article 2         Transfer Price

After negotiation, the Transferor agrees to transfer, and the Transferee agrees to accept[] 35% equity interest in Jilian Company held by the Transferor in consideration for Renminbi One Hundred and Thirty-Five Million (RMB135,000,000).

Article 3         Currency and Payment of Transfer Price

3.1      The transfer price shall be denominated in RMB.







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3.2      The agreed transfer price shall be paid by the Transferee in two installments pursuant to the terms and conditions of this Agreement as follows[]

         First Installment[] The first installment in the amount of 60% of the transfer price, being Renminbi Eighty-One Million (RMB81,000,000) ("Initial Payment"), shall be paid within fifteen (15) business days after this Agreement is approved by the original approving authority for the Jilian Company. The Transferee shall duly pay the Initial Payment by wire transfer to a bank account designated in writing by the Transferor ("Transferor-Designated Account") .

         Second Installment: The second installment in the amount of the remaining 40% of the transfer price, being Renminbi Fifty-Four Million (RMB54,000,000) ("Remaining Payment"), shall be paid within five (5) business days after Jilian Company amends its registration information with the State Administration for Industry and Commerce (provided that in any event the payment shall be made within 65 business days after obtaining approval from the original approving authority for the Jilian Company). The Transferee shall duly pay the Remaining Payment by wire transfer to the Transferor-Designated Account.

Article 4         Rights and Obligations of the Parties

4.1      Rights and Obligations of the Transferor:

        (i) The Transferor shall transfer its 35% equity interest in Jilian Company to the Transferee pursuant to the terms and conditions hereunder.

        (ii) The Transferor shall provide the Transferee with any materials and documents necessary for completion of the equity transfer.

        (iii) The transfer price shall be paid by wire transfer to the Transferor-Designated Account as per Transferor's written instructions. The Transferor may send such instructions to the Transferee at least three (3) days prior to the Initial Payment after execution of this Agreement and provide the Transferee with information regarding the Transferor-Designated Account established in China for the purpose of receiving the Transfer Price. Such Transferor-Designated Account is not required to be held in the name of the Transferor, provided however, that the Transferor shall, within two (2) days upon receipt of the transfer price, issue a confirmation letter to the Transferee. The Transferee's payment to the Transferor-Designated Account shall constitute complete fulfilment of the Transferee's obligations regarding payment of the transfer price.






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        (iv)      In no event shall the Transferee be liable for any incidental, indirect, special, consequential or punitive fees (if any) arising from its payment by wire transfer to the Transferor-Designated Account.

        (v) The Transferor is obligated to strictly comply with the confidentiality provisions hereunder.

        (vi) The Transferor shall also perform other obligations provided under this Agreement.

4.2      Rights and Obligations of the Transferee:

        (i) The Transferee shall accept the transfer of the 35% equity interest in Jilian Company held by the Transferor.

        (ii) The Transferee shall make full payment to the Transferor pursuant to the terms and conditions hereunder.

        (iii) The Transferee shall disclose information relating to the equity transfer hereunder according to relevant laws and regulations and regulatory requirements.

        (iv) The Transferee shall be responsible for effecting the equity transfer in compliance with relevant laws and regulations.

        (v) The Transferee is obligated to strictly comply with the confidentiality provisions hereunder.

        (vi) The Transferee shall also perform other obligations provided under this Agreement.

Article 5         Transferor's Representations and Warranties

5.1 The execution, delivery and performance of this Agreement by the Transferor do not contravene or conflict with any provisions of its articles of association or bylaws, nor contravene any laws, regulations or contractual restrictions binding on or affecting the Transferor.

5.2 There is no mortgage, lien, pledge, third-party preferential rights or third-party trust interest on, over or affecting the Transferred Interest, and the Transferor shall not, from the date upon which this Agreement is executed until the date that the equity transfer becomes effective, grant any mortgage, lien, pledge, third-party






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         preferential rights or third-party trust interest on, over or affecting the Transferred Interest.

5.3 There exists no judgments, rulings or verdicts over the Transferred Interest by the Transferor which have any restrictions on the Transferred Interest.

5.4 The Transferor is the sole owner of, and has full authority to transfer and dispose of, the Transferred Interest.

5.5 The Transferor has the full power and authority to execute this Agreement. Upon its execution, this Agreement shall constitute legal, valid and binding obligations of the Transferor and enforceable in accordance with its terms.

5.6 The Transferor agrees to indemnify and hold the Transferee or Jilian Company harmless from any losses, liabilities, claims, proceedings or expenses (including costs and expenses in compensation for any claims or defenses) resulting from or relating to the liabilities or likely actions arising from making payment to the Transferor-Designated Account by the Transferee or Jilian Company.

Article 6         Transferee's Representations and Warranties

The Transferee represents and warrants as follows:

6.1 The Transferee is a joint stock limited company duly incorporated and validly existing under the relevant laws.

6.2 The Transferee has the full power or authority to execute this Agreement. Upon its execution, this Agreement shall constitute legal, valid and binding obligations of the Transferee and enforceable in accordance with its terms.

6.3 The Transferee's execution and performance of this Agreement does not contravene the provision of any law.

Article 7         Confidentiality

7.1 Both the Transferor and the Transferee acknowledge that, except for required disclosure to relevant approving authorities or government departments, or such disclosure pursuant to laws and regulations or relevant provisions of any securities exchange commission, the Transferor shall not use or disclose to any third party the confidential materials set out in Article 7.2 hereof, and shall use its endeavors to procure that none of its employees, representatives, agents or consultants shall disclose or release any such confidential materials.






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7.2      For the purpose of this Agreement, confidential materials shall include:

         (i) this Agreement and other letter of intent and memos executed by the parties for the execution of this Agreement;

         (ii) such information recorded or represented in the communications in oral, written or electronic forms between the parties to this equity transfer, including without limitation technical, marketing, management and operational information of the group to which the Transferee and Jilian Company are affiliated.

Article 8         Conditions Precedent

         Transferee's obligations to make payment arising from the equity transfer hereunder shall be subject to the Transferor's representations and warranties being accurate and not misleading as of the date thereof, and the Transferee's receipt of satisfactory evidence regarding items (i) and (ii) listed below:

         (i)      approval by the original approving authority of Jilian
                  Company;

         (ii) compliance with procedures relating to the equity transfer hereunder which are applicable to the Transferor or Transferee under relevant listing rules;

         (iii) Transferor's execution of relevant documents for the purpose of amending registration information with the State Administration of Industry and Commerce (if required).

Article 9         Termination

9.1 Force Majeure: Prior to obtaining the approval from the original approving authority of Jilian Company and the completion of the registration of the amendment with the State Administration Industry and Commerce, if this Agreement cannot be performed in part or in whole due to an event of force majeure, including without limitation earthquake, typhoon, flood, fire or war, the party affected by such force majeure event shall promptly notify the other party of such event by phone or fax, and shall within fifteen (15) days provide via express delivery details of the event and valid certificate testifying that this Agreement cannot be performed in part or in whole and/or the performance of which should be postponed. Depending on the extent of the impact of such force majeure event on the performance of this Agreement, the parties shall decide through consultations







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         whether to terminate this Agreement or waive the performance of this
         Agreement in part or in whole, or postpone the performance of this Agreement.

9.2 Upon the execution of this Agreement, in the event of any non-performance caused by the change of laws and policies of the State without any fault of the parties, the parties may terminate this Agreement through consultation. Relevant fees so incurred shall be borne by both parties respectively.

9.3 Upon the execution of this Agreement, if this Agreement cannot or need not be performed due to any willful conduct or material negligence of one party, the other party shall have the right to terminate of this Agreement. Any loss arising therefrom shall be borne by the Defaulting Party. If both parties are in default, such loss shall be shared by the parties in proportion to the degree of each party's default.

9.4 With respect to the cause for termination under Article 9.2 and 9.3, the party entitled to terminate this Agreement shall notify the other party in writing within fifteen (15) days upon occurrence thereof, and present valid certificate thereto.

         This Agreement shall be automatically terminated seven (7) days after the delivery of termination notice to the other party. If the other party objects to such termination, it shall put forward its objection within seven (7) days upon receipt of such termination notice and certificate. If the parties cannot reach an agreement within thirty
         (30) days upon receipt of the termination notice, either party may refer such dispute for arbitration before an arbitration tribunal having jurisdiction pursuant to this Agreement.

Article 10         Liabilities for Breach of Agreement

10.1 Any party who fails to perform its obligations hereunder shall compensate the other party for the loss caused by such non-performance.

10.2 In case one party ("Defaulting Party") fails to perform its obligations under this Agreement, the other party ("Non-Defaulting Party") may suspend the performance of its obligations hereunder. In the event that the Defaulting Party fails to remedy its default within fifteen (15) days after the Non-Defaulting Party sends a written notice to the Defaulting Party requesting remedy, the Non-Defaulting Party shall have the right to cease the performance of its obligations hereunder, and claim damages.






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Article 11         Governing Law

         This Agreement shall be governed by the laws of the People's Republic of China.

Article 12         Resolution of Disputes

         All disputes in connection with this Agreement shall be settled by friendly consultations between both parties. In the event that no agreement can be reached within thirty (30) days, any party may bring such a dispute to China International Economic and Trade Arbitration Commission for arbitration under the then current rules of the commission. Any arbitration decision shall be final and binding on both parties. The arbitration shall take place in Beijing.

Article 13         Notice

         The parties shall send all the notices and written materials to the following addresses by registered mail and express delivery:

         Jilin Chemical Industrial Company Limited
         Address[]No. 9 Long Tan Road, Long Tan District, Jilin City, Jilin Province, China
         Zip Code: 132021
         Fax: 0432-3028126
         E-mail:jcic@jcic.com.cn

         Allied Petrochemicals Inc.
         Address[]Room 2002 Fairmont House, 8 Cotton Tree Drive, Central, Hong Kong
         (Attn: Millennium Group Limited)
         Fax: 00852-29701161
         E-mail:simonfung@hkmgl.com

         Each party shall immediately notify the other party of any change to the address aforesaid.

Article 14         Supplementary Provisions

14.1 This Agreement shall be legally effective upon the execution and affixing seals by both parties, which shall perform their obligations in strict compliance with the provisions hereunder, and shall not terminate this Agreement at discretion.

14.2 Various taxes involved in the performance of this Agreement shall be borne by the parties respectively in accordance with relevant laws and regulations.






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14.3     For any issues not mentioned herein, the parties may execute supplementary agreements, which shall constitute an integral part of this Agreement.

14.4 Both parties agree to take actions for the purpose of satisfying the reasonable requirements for the effective performance of this Agreement, including further actions and execution and delivery of any further documents.

14.5 Upon execution, this Agreement shall supersede any other written and oral agreements between the parties relating to the equity transfer.

14.6 Any notice or written materials hereunder shall be sent through registered mail or express delivery. In case of emergency, such notice or materials may be sent via fax followed by a confirming registered mail or express delivery that will prevail in case of any discrepancy.

14.7 This Agreement shall be made in six (6) originals, one for each party, four of which will be submitted to relevant State authorities. Each of the originals shall have the same legal effect.

14.8 This Agreement is executed by the parties on August 30, 2002, and becomes effective upon the satisfaction of the conditions precedent under Article 8.



Tranferee[]Jilin Chemical Industrial Company Limited

Legal Representative or

(Authorized Representative):    \s\ YU Li
                                --------------------------------------
                                YU Li, Legal Representative


Transferor[]Allied Petrochemicals Inc.

Legal Representative or

(Authorized Representative):       \s\ KUANG Zhi-cheng
                                   --------------------------------------------
                                   KUANG Zhi-cheng, Legal Representative